UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMENDMENT NO. 7

THERMOENERGY CORPORATION

(formerly known as Innotek Corporation)

(Name of Issuer)

Common Stock ($.001 par value)

(Title of Class of Securities)

45764M102

(CUSIP Number)

Gary S. Friedman, Esq.
Kaufman Friedman Plotnicki & Grun, LLP
300 East 42nd Street
New York, New York 10017
(212)687-1700

December 24, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [   ]

Check the following box if a fee is being paid with the statement: [   ]

AMENDMENT NO. 7
TO
SCHEDULE 13D

CUSIP No. 45764M102

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert S. Trump SS# ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		1,280,472

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		1,280,472

WITH
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,280,472

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

14	TYPE OF REPORTING PERSON

IN

Item 3, Source and Amount of Funds or Other Consideration
Item 5, Interest in Securities of the Issuer
Item 7, Material to be filed as Exhibits
EXHIBIT INDEX
SIGNATURE
CONVERTIBLE DEBENTURE
SUPPLEMENTAL LETTER AGREEMENT
OPINION LETTER
LETTER AGREEMENT
SECOND WARRANT MODIFICATION AGREEMENT
SECOND WARRANT MODIFICATION AGREEMENT
SECOND WARRANT MODIFICATION AGREEMENT
SECOND WARRANT MODIFICATION AGREEMENT
SECOND WARRANT MODIFICATION AGREEMENT

The Statement on Schedule 13D dated July 27, 1993 (the “Schedule 13D”) with respect to the beneficial ownership by Robert S. Trump of shares of common stock, $.001 par value, of ThermoEnergy Corporation (formerly known as Innotek Corporation) (the “Issuer”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”), Amendment No. 2 to Schedule 13D (“Amendment No. 2”), Amendment No. 3 to Schedule 13D (“Amendment No. 3”), Amendment No. 4 to Schedule 13D (“Amendment No. 4”), Amendment No. 5 to Schedule 13D (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D (“Amendment No. 6”) are hereby amended as set forth below. Terms used in this Amendment No. 7 which are defined in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6, as the case may be.

1.   Item 3, Source and Amount of Funds or Other Consideration, is amended by the addition of the following paragraphs at the end thereof:

On or about December 24, 2002, Mr. Trump invested $300,000.00 in the Issuer for the purchase of a $300,000.00 convertible debenture (the “2002 Convertible Debenture”) bearing interest at the rate of fifteen (15%) percent per annum, maturing on December 15, 2007, and convertible into shares of Common Stock at a conversion price of $1.05 per share.

Mr. Trump’s personal funds were used to purchase the 2002 Convertible Debenture.

In connection with this transaction, the Issuer agreed to extend the expiration date of each of the warrants held by Mr. Trump for a five (5) year period. The Issuer also extended for a one (1) year period, to January 15, 2004, the maturity date of each of the other convertible debentures of the Issuer held by Mr. Trump. No additional consideration was paid by Mr. Trump for such extensions.

Additionally, in order to reflect the ten (10%) percent stock dividend issued by the Company on June 10, 2002, the Issuer and Mr. Trump executed various documents to confirm that the exercise price and conversion price for each of the warrants and convertible debentures held by Mr. Trump (except for the 2002 Convertible Debenture) was reduced from $2.00 per share to $1.82 per share.

2.   Item 5, Interest in Securities of the Issuer, is amended in its entirety to read as follows:

As of the date hereof, Mr. Trump owns 397,950 shares of Common Stock, which represents approximately 6.7% of the outstanding shares of the Company’s capital stock. In addition, Mr. Trump may be deemed to beneficially own 882,522 shares of Common Stock underlying warrants and other convertible securities, which, together with the 397,950 shares referred to above, would represent beneficial ownership of approximately 18.9% of the outstanding capital stock of the Company.[1]

Mr. Trump has not engaged in any transaction in the capital stock within the 60 days preceding the filing of this Amendment No. 7.

3.   Item 7, Material to be filed as Exhibits, is amended by the addition of the following Exhibits:

(II)	$300,000.00 Convertible Debenture dated December 16, 2002 issued by the Issuer in favor of Robert S. Trump.

(JJ)	Supplemental letter agreement dated December 16, 2002, between the Issuer and Robert S. Trump relating to the Convertible Debenture and other matters.

(KK)	Opinion Letter dated December 16, 2002, issued by Jerald Sklar, Esq., counsel to the Company, relating to the issuance of the Convertible Debenture, and other matters.

(LL)	Letter agreement dated December 16, 2002, between the Issuer and Robert S. Trump, relating to one (1) year extension of previous convertible debentures held by Robert S. Trump.

[1]	As set forth in the Issuer’s Report on Form 10-QSB for the three-month period ended September 30, 2002, as of September 30, 2002, 5,900,772 shares of Common Stock were outstanding. The calculations in this Amendment No. 7 are based on such information.

(MM)	Second Warrant Modification Agreement dated as of December 16, 2002, between the Issuer and Robert S. Trump, relating to the extension of the exercise period for 216,229 warrants held by Robert S. Trump for a five (5) year period, to July 14, 2008.

(NN)	Second Warrant Modification Agreement dated as of December 16, 2002, between the Issuer and Robert S. Trump, relating to the extension of the exercise period for 68,750 warrants held by Robert S. Trump for a five (5) year period, to January 15, 2008.

(OO)	Second Warrant Modification Agreement dated as of December 16, 2002, between the Issuer and Robert S. Trump, relating to the extension of the exercise period for 6,875 warrants held by Robert S. Trump for a five (5) year period, to January 15, 2008.

(PP)	Second Warrant Modification Agreement dated as of December 16, 2002, between the Issuer and Robert S. Trump, relating to the extension of the exercise period for 5,500 warrants held by Robert S. Trump for a five (5) year period, to January 15, 2008.

(QQ)	Second Warrant Modification Agreement dated as of December 16, 2002, between the Issuer and Robert S. Trump, relating to the extension of the exercise period for 13,750 warrants held by Robert S. Trump for a five (5) year period, to January 15, 2008.

EXHIBIT INDEX

(II)	$300,000.00 Convertible Debenture dated December 16, 2002 issued by the Issuer in favor of Robert S. Trump	Page 10

(JJ)	Supplemental letter agreement dated December 16, 2002, between the Issuer and Robert S. Trump relating to Convertible Debenture and other matters	Page 20

(KK)	Opinion Letter dated December 16, 2002, issued by Jerald Sklar, Esq., counsel to the Company, relating to the issuance of the Convertible Debenture, and other matters	Page 23

(LL)	Letter agreement dated December 16, 2002, between the Issuer and Robert S. Trump, relating to one (1) year extension of the maturity date of each of the convertible debentures held by Robert S. Trump	Page 26

(MM)	Second Warrant Modification Agreement dated as of December 16, 2002, between the Issuer and Robert S. Trump, relating to the extension of the exercise period for 216,229 warrants held by Robert S. Trump for a five (5) year period, to July 14, 2008	Page 28

(NN)	Second Warrant Modification Agreement dated as of December 16, 2002, between the Issuer and Robert S. Trump, relating to the extension of the exercise period for 68,750 warrants held by Robert S. Trump for a five (5) year period, to January 15, 2008	Page 30

(OO)	Second Warrant Modification Agreement dated as of December 16, 2002, between the Issuer and Robert S. Trump, relating to the extension of the exercise period for 6,875 warrants held by Robert S. Trump for a five (5) year period, to January 15, 2008	Page 32

(PP)	Second Warrant Modification Agreement dated as of December 16, 2002, between the Issuer and Robert S. Trump, relating to the extension of the exercise period for 5,500 warrants held by Robert S. Trump for a five (5) year period, to January 15, 2008	Page 35

(QQ)	Second Warrant Modification Agreement dated as of December 16, 2002, between the Issuer and Robert S. Trump, relating to the extension of the exercise period for 13,750 warrants held by Robert S. Trump for a five (5) year period, to January 15, 2008	Page 37

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.

Dated: December 31, 2002

/s/ Robert S. Trump

Robert S. Trump